Live Oak Acquisition Corp. II

40 S. Main Street, #2550

Memphis, TN 38103

September 9, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Live Oak Acquisition Corp. II

Amendment No. 2 to Registration Statement on Form S-4

Filed August 23, 2021

File No. 333-256880

Ladies and Gentlemen:

Set forth below are the responses of Live Oak Acquisition Corp. II (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2021, with respect to Amendment No. 2 to Registration Statement on Form S-4, File No. 333-256880, filed with the Commission on August 23, 2021. The Company has filed Amendment No. 3 to the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Interests of Certain Persons in the Business Combination, page 36

1.

Given that your sponsor, directors, and officers may receive reimbursement of certain amounts, and the deletion of the phrase “no amounts currently require reimbursement,” we reissue in part comment 20 of our letter dated July 2, 2021. Please specifically quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for LOKB’s officers and directors, if material.

Securities and Exchange Commission

September 9, 2021

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 22, 41, 90, and 176 of the Registration Statement.

Risk Factors, page 47

2.

Given that you have now provided updated financial statements, please revise the disclosures presented throughout risk factors to refer to June 30, 2021 instead of March 31, 2021. In this regard, we note you discuss:

•	the amount of revenue Navitas derived from net sales to end customers in China for the three months ended March 31, 2021 on page 51;

•	the amount of revenue Navitas derived from net sales to end customers in Asia for the three months ended March 31, 2021 on page 62;

•	the amount of Navitas’ accumulated deficit as of March 31, 2021 on page 64;

•	the amount of Navitas’ research and development expense for the three months ended March 31, 2021 on page 68; and

•	the amount of Navitas’ reserve for doubtful accounts as of March 31, 2021 on page 73.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosures presented throughout risk factors to refer to June 30, 2021 instead of March 31, 2021.

Comparative Share Information, page 126

3.

Please revise the basic and diluted historical net loss per share, class B common stock, for LOKB for the six months ended June 30, 2021 to properly describe and designate the amount as a loss and as a negative amount.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the basic and diluted historical net loss per share, class B common stock, for LOKB for the six months ended June 30, 2021 accordingly.

The Business Combination, page 133

4.

We note your response to our prior comment 1 and reissue it in part. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 16 and 17 of the Registration Statement. In the No Redemptions, Illustrative Redemptions and Maximum Redemptions scenarios, the residual equity value owned by non-redeeming stockholders will remain $10.00 per share as illustrated in the sensitivity table below.

Holders	No Redemption	% of Total	Illustrative Redemption	% of Total	Maximum Redemption	% of Total
LOKB Public Shareholders	25,300,000	17.8	17,400,000	13.0	9,500,000	7.5
Sponsor(1)	6,325,000	4.5	6,325,000	4.7	6,325,000	5.0
Eligible Navitas Equityholders(2)(3)	95,000,000	66.8	95,000,000	70.8	95,000,000	75.2
PIPE Investors	15,500,000	10.9	15,500,000	11.5	15,500,000	12.3

Total	142,125,000	100.00	134,225,000	100.00	126,325,000	100.00

Total Equity Value Post-Redemptions ($ in millions)	$1,421		$1,342		$1,263
Per Share Value	$10.00		$10.00		$10.00

(1)

LOKB Class A Common Stock owned upon conversion of shares of Founders Stock and, in the case of our Sponsor, includes 1,265,000 shares subject to forfeiture if certain stock price thresholds are not achieved.

(2)

Includes (x) the up to approximately 78,300,000 shares of our Class A Common Stock anticipated to be issued to Navitas Shareholders and (y) the up to approximately 16,700,000 shares of our Class A Common Stock anticipated to be reserved for issuance in respect of (i) LOKB options issued in exchange for the release and extinguishment of outstanding pre-business combination Navitas Options, (ii) LOKB restricted stock issued in exchange for the release and extinguishment of outstanding pre-business combination Navitas Restricted Shares, (iii) LOKB restricted stock units issued in exchange for the release and extinguishment of outstanding pre-business combination Navitas Restricted Stock Units and (iv) LOKB warrants issued in exchange for the release and extinguishment of outstanding pre-business combination Navitas Warrants, in each case that may be exercised at a later date.

(3)

Excludes (i) the reduction in the aggregate number of shares of Class A Common Stock issuable under the Business Combination Agreement based on the estimated stamp duty, as such amount will not be known with certainty until immediately prior to Closing, and (ii) the potential issuance of the Earnout Shares to the Eligible Navitas Equityholders. During the Earnout Period, we may issue to Eligible Navitas Equityholders up to 10,000,000 additional shares of Class A Common Stock in the aggregate in three equal tranches upon the satisfaction of price targets of $12.50, $17.00 or $20.00, which price targets are based upon the volume-weighted average closing sale price of one share of Class A Common Stock quoted on the exchange on which the shares of Class A Common Stock are then traded, for any 20 trading days within any 30 consecutive trading day period during the Earnout Period, or upon certain change of control transactions that imply a per share value that would satisfy the price targets.

The Company also respectfully advises the Staff that it has revised the risk factor disclosure on page 95 to discuss the potential impact of redemptions on the net loss per share of the shares owned by non-redeeming stockholders.

Securities and Exchange Commission

September 9, 2021

The Business Combination

Material U.S. Federal Income Tax Considerations

U.S. Federal Income Tax Considerations for Navitas Shareholders, page 177

5.

We note the opinion of counsel that the business combination should qualify for tax-free treatment. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please also include appropriate risk factor disclosure. Please also revise the opinions filed as Exhibits 8.2 and 8.3 to have counsel consent to being named in the registration statement. Please refer to Sections III.C.4 and D of Staff Legal Bulletin 19.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosures on pages 106, 182 and 183 and its opinions filed as Exhibits 8.2 and 8.3.

Beneficial Ownership of Securities, page 280

6.

We note Navitas’ press release dated August 23, 2021, identifies the additional PIPE investor as an affiliate of Atlantic Bridge, and that Mr. Long, a Navitas director and expected director of the post-combination company, serves as a managing partner of Atlantic Bridge. Please revise to disclose the additional PIPE investor’s affiliation with Atlantic Bridge. Please also confirm that the post-combination beneficial share ownership information will reflect the additional PIPE shares in relation to Atlantic Bridge and Mr. Long.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosures on page 290 and confirms that the post-combination beneficial share information will reflect the additional PIPE shares in relation to Atlantic Bridge and Brian Long.

Financial Statements of Live Oak Acquisition Corp. II

Note 1—Description of Organization and Business Operations, page F-6

7.

You disclose on page 229 that you had working capital of $285,127 as of June 30, 2021; however, you disclose on page F-8 that you had working capital of $245,127 as of June 30, 2021. Please revise your disclosure to address this apparent discrepancy.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the working capital figure on page F-8 accordingly.

Consolidated Financial Statements of Navitas Semiconductor Limited

7. Share Based Compensation, page F-61

8.	Please more fully explain the following:

Securities and Exchange Commission

September 9, 2021

•	Tell us how you determined the revised grant date fair value of $5.53 per share for the restricted common stock you issued during the interim period,

•	Tell us the facts and circumstances related to the subsequent recession of the restricted common stock you issued during the interim period, and

•	Explain to us how and why you believe the grant date fair value of $.48 per share for stock options you issued during the interim period is appropriate.

RESPONSE: All of the restricted common stock issued during the six months ended June 30, 2021 was granted on February 12, 2021. We respectfully refer the Staff to our response to comment number twenty six (26) dated July 13, 2021, for an explanation of how we determined grant date fair value of $5.53 per share as of February 12, 2021.

We respectfully refer the Staff to pages 259 and 260, “Stock Grants, Option Awards and Amendments to Executive Officer Employment Agreements” for a description of the facts and circumstances related to rescinded restricted common stock during the six months ended June 30, 2021. We supplementally advise the Staff that on February 12, 2021, when the restricted stock was granted, both the Navitas Board and executives believed the fair value of the stock was $0.29 cents a share based on a 409A valuation report dated June 30, 2020. On subsequent review, Navitas determined that the fair value was substantially higher than Navitas and the executives had understood at the date of grant, and the 409A valuation was corrected accordingly. This led both Navitas and the executives to conclude that rescission was the only practical option available to them with regards to these awards since Navitas and the executives did not intend for the issuance of restricted shares at a price lower than fair value.

Navitas issued 190,000 stock options on January 20, 2021 (the “January Grants”). The grant date fair value of $0.48 for the January Grants was based on fair value per common share of $1.16. The fair value of Navitas’ common stock was determined by Navitas’ board of directors (“the Board”), after considering management’s input and a valuation report issued by an independent third-party valuation specialist prepared in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (AICPA Accounting and Valuation Guide), developed by the American Institute of Certified Public Accountants. The fair value of common stock used to establish the exercise price of stock options and grant date fair value of restricted stock are established by the Board based on the latest valuation available at each grant date, provided that there has been no material development since the valuation date that would call into question whether such report could be relied on by the Board in determining the fair market value of the common stock. When warranted, Navitas obtains updated independent third-party valuations.

The fair value of Navitas’ common stock ranged from $1.16 per share for grants in October and December 2020, to $5.53 per share as of February 12, 2021, the date of the most recent valuation report and Navitas’ most recent equity grants. As previously noted in our response dated July 13, 2021 to comment number 26 of the comment letter dated July 2, 2021, the increase from $1.16 per share in December 2020 to $5.53 per share as of February 12, 2021 was primarily due to the transition from a single scenario approach to a probability weighted expected return method (“PWERM”) to determine the value of the common stock. Prior to February 2021, Navitas was not expecting a near-term liquidity event. Therefore, a guideline venture funding analysis was done to derive the equity value of Navitas, which was then allocated using the Option Pricing Method (“OPM”). Once the LOI was received from LOKB on February 11, it changed the likelihood of a near-term liquidity event and therefore it was determined that a PWERM analysis was the more appropriate valuation approach.

Navitas considered the early stage of discussions with LOKB at the time of grant and the fact that no LOI had been received in determining to utilize the single scenario valuation approach for the January Grants. Additionally, Navitas considered that the impact of valuing the January Grants under a PWERM method would not be material to the consolidated financial statements.

Exhibits and Financial Statement Schedules, page II-2

9.

Please revise the legal opinion filed as Exhibit 5.1 to remove the assumption that the registration statement will comply with all applicable laws; only its effectiveness should be assumed. Please also revise the penultimate paragraph of the opinion, as this appears to limit reliance, and make conforming revisions to the Legal Matters section. Refer to Section II.B.3. of Staff Legal Bulletin 19.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that the legal opinion filed as Exhibit 5.1 and the Legal Matters section have been revised accordingly.

10.

When counsel elects to file a short form tax opinion, the opinion and the proxy statement/prospectus both must state clearly that the discussion in the proxy statement/prospectus constitutes counsel’s opinion. With respect to Exhibit 8.1, we note that counsel opines that the discussion under the caption “Material U.S. Federal Income Tax Consideration—U.S. Federal Income Tax Considerations for Holders of Class A Common Stock” is accurate in all material respects. Please revise to state that the foregoing discussion is counsel’s opinion. Refer to Sections III.B and C of Staff Legal Bulletin 19. We further note the assumption that the Registration Statement is true, complete, and correct and will remain so. This assumption appears overbroad, since it includes the tax discussion being opined upon; please revise accordingly. Please also revise the penultimate paragraph of the opinion to remove limitations on reliance. See Section III.D of Staff Legal Bulletin 19.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that the legal opinion filed as Exhibit 8.1 has been revised accordingly.

11.	In your next amendment, please do not file the form of proxy as an exhibit to the registration statement. Refer to the note to paragraph (a)(3) of Exchange Act Rule 14a-4.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has included the form of proxy as Annex D to the proxy statement/prospectus, and has removed the form of proxy as an exhibit to the Registration Statement.

Securities and Exchange Commission

September 9, 2021

*    *     *    *    *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

LIVE OAK ACQUISITION CORP. II

By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	Chief Executive Officer

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.

John Kupiec, Vinson & Elkins L.L.P.